SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Signs a Long-Term Agreement With a Major Avionics and Electrical Systems Manufacturer dated May 22, 2006.

                                                                          ITEM 1


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Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Signs a Long-Term Agreement With a Major Avionics and Electrical Systems Manufacturer

Monday May 22, 9:48 am ET

GEDERA, Israel, May 22 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ: TATTF , NMS: TATTF), which is engaged in the manufacturing, repair and overhaul of heat transfer equipment and other various accessories, mainly used in aircraft, reported today that it has signed a long-term agreement with a major Avionics and Electrical Systems Manufacturer (The Company).

The Company, who has been selected by one of the world's leading aircraft manufacturers for the development and supply of new electrical systems for its newest mid-size passenger jetliner, has chosen TAT Technologies for the purpose of designing, manufacturing and supplying cooling elements for its systems.

In accordance with manufacturing projections for the aircraft, the estimated sales potential for TAT Technologies in this program over the next 15 years is in excess of 17 million USD.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

    TAT TECHNOLOGIES LTD.P.O.BOX 80,
    GEDERA 70750, ISRAEL.
    AT THE COMPANY: Mr. Israel Ofen,
    Executive Vice-President and Chief Financial Officer,
    Tel: +972-8-859-5411






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: May 22, 2006